EXHIBIT 8.1

FORM OF OPINION OF GUNSTER, YOAKLEY & STEWART, P.A.
AS TO FEDERAL INCOME TAX CONSEQUENCES

Our File Number: 11221.00027
Writer’s Direct Dial Number: 561-650-0642
Writer’s E-Mail Address: khart@gunster.com

March __, 2005

Capital City Bank Group, Inc.
217 North Monroe Street
Tallahassee, Florida 33301

Gentlemen:

We have served as counsel to Capital City Bank Group, Inc. (“CCBG”), a Florida corporation, in connection with the contemplated merger of First Alachua Banking Corporation (“First Alachua”), a Florida corporation, into CCBG pursuant to an Agreement and Plan of Merger dated February 3, 2005 (the “Agreement”). This opinion regarding the federal income tax consequences of the merger is required by § 8.1(g) of the Agreement.

Pursuant to a formula contained in the Agreement, each shareholder of First Alachua will receive shares of CCBG common stock and cash for each share of First Alachua common stock surrendered in the merger. Cash will be paid in lieu of fractional shares of CCBG in order to avoid the expense attendant to issuance of fractional shares. Subsequent to the merger, First Alachua’s wholly owned subsidiary will be merged into a wholly owned subsidiary of CCBG.

In rendering this opinion, we have examined only the Agreement and Plan of Merger, and have assumed that the merger will be consummated in accordance with its terms. Furthermore, we have relied upon factual assumptions and representations made by officers of CCBG and First Alachua, without any independent verification. In particular, we have assumed that CCBG stock will constitute at least 45% of the total consideration received by First Alachua shareholders in the aggregate based upon values determined at closing.

Based solely upon the facts, assumptions and representations referred to above, we are of the opinion that:

(i) each merger will constitute a “reorganization” within the meaning of § 368(a)(1)(A) of the Internal Revenue Code of 1986, as amended (the “Code”);1

(ii) neither CCBG nor First Alachua will recognize gain or loss by reason of the merger of First Alachua into CCBG;2

1 All Statutory references are to such Code.
2  No opinion is expressed, however, regarding the extent to which either Capital City or First Bankshares will recognize income as a result of any required change of accounting methods or be required to recognize deferred gain under regulations issued pursuant to § 1502.

(iii) gain (but not loss) will be recognized by First Alachua shareholders in the exchange of First Alachua common stock for CCBG common stock and cash in the merger, but not in excess of the cash received.

* * * * *

We have expressed no opinion regarding the tax consequences of the merger under the laws of any state, local or foreign jurisdiction.

Our opinion expressed herein is based upon the provisions of the Code, Treasury regulations (both current and proposed) promulgated thereunder, judicial decisions, revenue rulings and procedures, and related authorities issued to, and in effect, on the date of this letter. Furthermore, no assurance can be given that the Internal Revenue Service or the courts will not alter their present view, either prospectively or retroactively, or adopt new views in respect of the law that forms the basis of our opinion. In that event, the opinion expressed herein would necessarily have to be reevaluated in light of any change in such views. We assume no obligation to advise you of any change in any such provision or views which would affect our opinion set forth herein.

Our opinion is based solely upon the Agreement and Plan of Merger and the facts, assumptions and the representations referred to above and we have not undertaken an independent investigation of any such facts, assumptions or representations. We have assumed that the Agreement and Plan of Merger completely and accurately describes the merger, and that such facts, assumptions and representations will be complete and accurate at the time of the merger. Our opinion would require reevaluation in the event of any change in any pertinent fact, assumption and representation.

Except as noted below, this opinion is solely for your benefit and is not to be used, circulated, quoted or otherwise referred to by any other person for any purpose without our express written consent.

We hereby consent to the inclusion of this form of opinion letter as part of the Registration Statement. In giving this consent, we do not thereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission promulgated thereunder.

                                    Very truly yours,